

Mail Stop 4628

January 12, 2017

Dale Redman
Chief Executive Officer
ProPetro Holding Corp.
1706 S. Midkiff, Bldg. B
Midland, Texas 79701

> **Re: ProPetro Holding Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 16, 2016**
> **CIK No. 0001680247**

Dear Mr. Redman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please provide updated information regarding your plans for the private placement you reference at page F-48, the identities and precise beneficial ownership of those deemed owners of Energy Capital Partners pursuant to Exchange Act Rule 13d-3 at page 91, and the identities of your 10% customers which you refer to only in generic terms at page F-19. Please also revise to include those disclosures which you may not omit pursuant to Securities Act Rule 430A.

Industry and Market Data, page ii

3.   Please provide us with highlighted copies of the relevant portions of public industry data that you cite or rely on in your filing, including, but not limited to, market research data prepared by Spears & Associates, Rystad Energy, and Baker Hughes, as well as the EIA, which acronym you should define at first usage. You may provide this information by submitting it as correspondence via EDGAR. Similarly, identify in your letter of response the basis for any market position or industry share disclosures for which your prospectus does not yet identify a third party source. Examples include the disclosures at page 1 ("the largest private provider of hydraulic fracturing services in the region"), page 2 ("establishing a best-in-class hydraulic fracturing platform"), page 5 ("more conservatively capitalized than our peers"), page 66 ("leading Permian Basin market share"), page 67 (competitors' "average utilization rates"), and page 68 (a Total Recordable Incident Rate "well below industry averages"). Please provide us with copies of those materials as well.

Use of Proceeds, page 32

4.   You currently state that you intend to utilize offering proceeds for "general corporate purposes." We note from your disclosure in the MD&A at page 45 that a primary use of capital has been the repayment of indebtedness. If you will use any material part of the offering proceeds to discharge outstanding indebtedness, please provide all the information that Instruction 4 to Item 504 of Regulation S-K requires.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Quantitative and Qualitative Disclosure of Market Risks – Interest Rate Risk, page 49

5.   We note your disclosure in Note 4 regarding Fair Value Measurements on pages F-12 and F-36 that you use an interest rate swap to manage interest rate risk. Expand your disclosures to provide the qualitative and quantitative information about this derivative financial instrument required by Item 305 of Regulation S-K.

Liquidity and Capital Resources, page 45

Credit Facility and Other Financing Arrangements, page 47

6.   Please provide a detailed discussion of the material terms of your new revolving credit facility, including the restrictive covenants it contains. If you intend to immediately use funds available under your new facility for corporate purposes, including your 2017 capex program for the deployment of new hydraulic fracturing units and maintenance, be sure to supplement your revised disclosure here and in the Use of Proceeds section to discuss such uses. Please also confirm that you plan to file the new facility as an exhibit to this registration statement, insofar as it is not included in the current exhibit list.

Critical Accounting Policies and Estimates, page 52

7.	We note that although you have identified various accounting policies that you consider to be critical to your financial statements, you have not provided a discussion and analysis that is substantially incremental to the accounting policies outlined in your financial statements based on the degree of uncertainty regarding the estimates or assumptions involved. Please refer to Section V of Financial Reporting Release No. 72, as it pertains to disclosures about Critical Accounting Estimates in Management's Discussion and Analysis, codified in FRC §501.14, and revise your disclosure to address the following objectives:

- Address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements.

- Provide greater insight into the quality and variability of information regarding financial condition and operating performance.

- Analyze the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

- Explain why the estimates or assumptions bear the risk of change and indicate how accurate these have been in the past.

- Analyze sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Business

Our Customers, page 69

8.	We note your disclosure in the risk factors at page 16 and also your later disclosure in the MD&A section regarding the significance of your recurring arrangements with Parsley Energy and Diamondback Energy. Please file the respective master service agreement for each customer in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file the agreements. Further, please disclose the material terms of the agreements, and discuss any material adverse impact on your operations if either agreement were to be terminated.

Our Relationship with Energy Capital Partners, page 69

9.	We note your brief discussion in the risk factors section at page 24 regarding potential conflicts that may arise between you and Energy Capital Partners related to competitive business activities and opportunities. Please supplement your disclosure in this section to more specifically address the types of conflicts that you believe may arise from "energy infrastructure" investments currently held by Energy Capital Partners and its affiliate funds and the methods to be used to allocate such opportunities among the parties, if known.

Environmental, Health and Safety Matters and Regulation, page 71

10. At page 73, you discuss the regulation of hydraulic fracturing and related activities. Last month, the EPA released a report captioned Hydraulic Fracturing for Oil and Gas: Impacts from the Hydraulic Fracturing Water Cycle on Drinking Water Resources in the United States. Please discuss the EPA's December 2016 findings to the extent that your business activities and operations might be significantly impacted by related regulatory initiatives at the federal, state, or local level. Similarly, please provide new or revised Risk Factor disclosures, as appropriate. In the alternative, please explain to us why you believe that such disclosure is not necessary in these circumstances.

Executive Compensation

Narrative to Summary Compensation Table

General

11. We note your discussion of stock options granted pursuant to your Stock Option Plan. Please revise this section to explain whether the awards provided in 2016 were granted on account of certain performance criteria and, if so, how you determined the specific amounts awarded to each named officer.

Audited Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-7

Goodwill, page F-9

12. Expand your disclosure to address the following:

   (i)   the nature of the goodwill and how it was originated; and

   (ii)   information about goodwill in total and for each reportable segment as pursuant to FASB ASC 350-20-50-1.

Note 12. Reportable Segment Information, page F-17

13. We note in your disclosure that you have seven operating segments, which represent how the chief operating decision maker evaluates performance and allocates resources and for which discrete financial information is readily available. Please expand your disclosure to provide revenue from external customers for each service or each group of similar services as required by FASB ASC 280-10-50-40.

Note 19. Subsequent Events, page F-25

14.   The date through which subsequent events have been evaluated appears to be inadvertently omitted. Please revise your disclosure here and in Note 18 of your interim financial statements as of September 30, 2016 on page F-48 in accordance with FASB ASC 855-10-50-1.

Unaudited Condensed Consolidated Financial Statements

Note 4. Fair Value Measurements, page F-35

15.   You have stated on page F-37 that each reporting unit's fair value was in excess of its carrying value in 2016. Tell us whether you have accelerated your annual impairment test of goodwill from December 31, 2016 to an earlier period, or revise your disclosures accordingly. If you accelerated the annual test of goodwill, disclose the impairment indicators that prompted the acceleration of the annual impairment test. You may refer to FASB ASC 350-20-35-28 through -30 for further guidance.

Closing Comments

        You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen *for*

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: Ryan J. Maierson
        Thomas G. Brandt
        Latham & Watkins LLP